Exhibit 99.1

ANNOUNCEMENT

Date:	August 2010

Re:	Notice to Shareholders

On June 3, 2010, we launched an online shareholder meeting, seeking approval by the shareholders of PCL Employees Holdings Ltd. (“PCLEH”) of a plan of arrangement to permit us to move forward with the process of deregistering certain classes of shares with the U.S. Securities and Exchange Commission. The results of the vote on that special resolution have been overwhelmingly in favor of the special resolution, as detailed below.

Class	In Favor	Votes Cast
Class 1	99.33%	92.48%
Class 2	99.49%	89.93%
Class 3	99.87%	97.10%
Class 4	100.00%	100.00%

The next step in this process is to seek final approval of the plan of arrangement by the Court of Queen’s Bench of Alberta. The hearing of this application was initially scheduled to be heard on September 17, 2010. However, as the votes cast to date are sufficient to pass the resolution, PCLEH has taken steps to bring the meeting to an end and has obtained the Court’s approval to reschedule the hearing. This hearing will now be held at 9:00 a.m. on Tuesday, August 17, 2010, at the Law Courts Building, 1A Sir Winston Churchill Square, Edmonton, Alberta T5J 0R2.

In its Interim Order, the Court set out a process that must be followed by any shareholder who wishes to oppose this application or to seek a reversal or variation of the Interim Order. To view the applicable paragraph of the Interim Order, click here. The deadline for filing and serving the Notice of Appearance referred to in the Interim Order has now been changed to August 10, 2010. If you have any questions about this process, please contact me by e-mail at drstollery@pcl.com or by phone at 780-733-5210.

The directors and officers of PCLEH would like to thank all of the shareholders for participating in this important process.

Douglas Stollery

Secretary, PCL Employees Holdings Ltd.